SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                   FORM 6-K
                                ---------------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For April 4, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
             -------------------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

             -------------------------------------------------------





   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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CNOOC Limited

                               [GRAPHIC OMITTED]

                                 CNOOC LIMITED
                         [CHINESE CHARACTERS OMITTED]
              (Incorporated in Hong Kong with limited liability)


                       NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of CNOOC Limited (the "Company") will be held on 29 May 2003 at 10:00 a.m. at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong, for the following purposes:

As Ordinary Business:

1. To receive and consider the Audited Accounts for the year ended 31 December 2002 together with the Reports of the Directors and the Auditors thereon.

2. To declare the final dividend for the year ended 31 December 2002 and special cash dividend.

3.       To re-elect Directors and fix their remuneration.

4. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.


And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

                             ORDINARY RESOLUTIONS

5.       "THAT:

         (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

         (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the



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                 approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

         (c)     for the purpose of this Resolution:

                 "Relevant Period" means the period from the passing of this Resolution until the earliest of:

                 (i) the conclusion of the next annual general meeting of the Company;

                 (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

                 (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6.       "THAT:

         (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

         (b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

         (c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

         (d)     for the purpose of this Resolution:

                 "Relevant Period" means the period from the passing of this Resolution until the earliest of:


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                 (i)    the conclusion of the next annual general meeting of
                        the Company;

                 (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

                 (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

                 "Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

8. "THAT the Directors be and they are hereby authorized to fix the remuneration of the members of any committee appointed by the Directors as they think fit from time to time and charge such remuneration to the current expenses of the Company."

9.       To transact any other ordinary business.

                                                     By order of the Board
                                                        CAO Yunshi
                                                      Company Secretary

Hong Kong, 27 March 2003

Notes:

(1) Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

(2) In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time fixed for holding the above meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

(3)      The Register of Members will be closed from 23 May 2003
         (Friday) to 29 May 2003




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         (Thursday) (both days inclusive). In order to establish entitlements to the proposed final dividend and special cash dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 22 May 2003 (Thursday).

(4) In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), will be set out in a separate letter from the Company to be enclosed with the 2002 Annual Report.

(5) In relation to the Ordinary Resolution set out in item 6 of the Notice, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of
         Section 57B of the Companies Ordinance and the Listing Rules.

(6) In relation to the Ordinary Resolution set out in item 8 of the Notice, pursuant to Article 118 of the Articles of Association of the Company, the Directors have the power, with the consent of the shareholders in general meeting, to remunerate the members of any committee, and charge such remuneration to the current expenses of the Company. Currently, the Directors have appointed two standing committees, namely, the Audit Committee and the Compensation Committee. The Directors intend to fix the remuneration of the members of such committees at levels which are commensurate with the relevant member's responsibility and workload.

Please also refer to the published version of this announcement in the South China Morning Post dated on 28-3-2003.



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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                 CNOOC Limited


                                                 By:  /s/ Cao Yunshi
                                                   --------------------------
                                                    Name: Cao Yunshi
                                                    Title:  Company Secretary

Dated: April 4, 2003